

Blue Chip Investor Fund

Capitalizing on the profitability of Blue Chip Stocks

Managed by

CHECK
CAPITAL MANAGEMENT

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

The Blue Chip Investor Fund seeks long-term growth of capital

The Fund invests primarily in the common stocks of industry-dominant companies whose earnings have demonstrated superior growth. The Fund's Adviser considers, among other things, balance sheet strength, cash flow and return on equity. The Fund normally focuses its investments in a core of less than 25 companies, and certain sectors are likely to be overweighted compared to others. The Fund invests in medium to large capitalization companies. The average market capitalization of holdings is usually larger than $5 billion. Securities are sold when they have realized their anticipated value or if new investment opportunities with higher expected return are acquired.

The Fund is a "non-diversified" portfolio, which means it can invest in fewer securities at any one time than a diversified portfolio and can invest more of its assets in securities of a single issuer than a diversified portfolio. Also, the Fund may participate in a limited number of industry sectors.

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.



Steven Check
Co-Portfolio Manager

Mr. Check founded the Fund's Investment Advisor, Check Capital Management (CCM), in 1987. As CCM's President and Chief Investment Officer, he remains responsible for overall investment policy and portfolio management. He also serves as editor of the widely respected newsletter, The Blue Chip Investor, which, like the Fund and CCM, focuses on underpriced stocks of blue chip growth companies. Mr. Check is periodically quoted by national financial media such as CNBC, The Wall Street Journal, MSN Money, MarketWatch and Barron's. He holds a BS degree in Electrical Engineering from Iowa State and a Masters in Engineering from the University of California, Irvine. A member of CFA Institute, Mr. Check is past President of the CFA Society of Orange County.



Ryan Kinney
Co-Portfolio Manager

Mr. Kinney has worked for the Fund's Investment Advisor, Check Capital Management, since 2013. As CCM's Research Director, he advances the Fund's portfolio management process by means of a value-oriented, bottom-up approach to equity research. He and Steven Check identify prospectively profitable investments, then monitor the performance of those selected. He also authors "Company Reports" and "Company Close–Ups" (the latter published in The Blue Chip Investor newsletter) to keep CCM clients informed about their holdings. He received his Bachelor of Science degree in Business Administration (emphasis in finance) from San Diego State University.

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.



Prospectus and Statement of Additional Information

2022 Prospectus

2022 Statement of Additional Information

Proxy Voting Policy

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

Financial Reports

Semi-Annual-Report - June 30, 2022

Portfolio Holdings - March 31, 2022

Annual Report - December 31, 2021

Portfolio Holdings - September 30, 2021

Semi-Annual Report - June 30, 2021

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

Additional information about Check Capital Management. Click Here.



BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

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BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

Investment Minimums:

Regular Account	$5,000	$100
Automatic Investment Plan	$5,000	$100*
IRA Account	$1,000	$100
Roth IRA Account	$1,000	$100

*An Automatic Investment Plan requires a $100 minimum automatic monthly or quarterly investment.

Ticker Symbol BCIFX

CUSIP 09532K103

Total Annual Fund Operating Expense: 1.00%

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.

ticker BCIFX

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Check Capital Management
Phone: (714) 641-3579 (800) 710-5777

BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.



ticker BCIFX

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BLUE CHIP INVESTOR FUND
575 Anton Boulevard, Suite 500
Costa Mesa, CA 92626-7169
Phone: (714) 641-3579 (800) 710-5777

Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Total return includes reinvestment of dividends and capital gains.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. The Fund invests in common stocks which subjects investors to market risk. To the extent the Fund invests in the stocks of medium-sized companies, the Fund may be subject to additional risks. The earnings and prospects of these companies are more volatile than larger companies. Medium-sized companies may experience higher failure rates than do larger companies. More information about these risks and other risks can be found in the Fund's prospectus. The Fund is a non-diversified fund and therefore may be subject to greater volatility than a more diversified investment.